Exhibit 12.1

The ADT Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

		Six Months Ended	Fiscal Year Ended
		March 31, 2016	September 25, 2015	September 26, 2014	September 27, 2013	September 28, 2012	September 30, 2011
	Earnings:
	Income from continuing operations before income taxes	$182	$437	$432	$642	$630	$604
Add:	Fixed charges	112	220	205	128	108	103
	Total earnings as adjusted	$294	$657	$637	$770	$738	$707
	Fixed Charges(1):
	Interest expense	$107	$209	$193	$118	$93	$90
	Interest component of rental expense	5	11	12	10	15	13
	Total fixed charges	$112	$220	$205	$128	$108	$103
	Ratio of earnings to fixed charges	2.6	3.0	3.1	6.0	6.8	6.9

(1)
Fixed charges represent amounts relating to continuing operations. Interest expense included in the computation of fixed charges includes the amortization of debt discounts and amortization of capitalized expenses related to indebtedness. Interest related to unrecognized tax benefits is recognized in income tax expense. The interest component of rent expense is based on an appropriate interest factor on operating leases.